1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 1, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE FIFTH MEETING OF

THE FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the fifth meeting of the fourth session of the Board on 28 November 2008.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice of the fifth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 25 November 2008 by way of written notices or e-mails. The meeting was held on 28 November 2008 at the headquarters of the Company in Zoucheng City, Shandong Province. Thirteen directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company (the “Articles of Association”).

The thirteen directors of the Company present at the meeting unanimously agreed and passed the resolutions as set out below:

1.	To approve the “Proposal regarding the grant of general mandate to the Board to determine whether to repurchase H shares of the Company”

Approved matters relating to the grant to the Board a general mandate to determine whether to repurchase H shares of the Company during the relevant period. The proposal will be put forward for consideration and approval by the class meeting for holders of domestic shares of the Company (the “Domestic Shareholders’ Class Meeting”) and the class meeting for holders of H shares of the Company (the “H Shareholders’ Class Meeting”).

Authorised two directors of the Board, Mr. Chen Changchun and Mr. Wu Yuxiang to act on behalf of the Board to implement the H Shares repurchase mandate to repurchase H Shares of the Company not exceeding 10% of the aggregate nominal value of

H Shares of the Company in issue as at the date of passing the relevant resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, complete the approval and disclosure procedures (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the Articles of Association and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase). The mandate will come into effect from the passing of the subject resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to the conclusion of the 2008 annual general meeting of the Company.

2.	To approve the “Proposal regarding the convening of the First Domestic Shareholders’ Class Meeting for 2009 and the First H Shareholders’ Class Meeting for 2009”

At the 2007 annual general meeting of the Company, the Board was granted a general mandate to repurchase H Shares of the Company with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing the resolution. Pursuant to the relevant regulatory requirements for H shares companies, such general mandate was subject to the approval by shareholders at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively.

Approved that the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting be convened to be held on 16 January 2008 to obtain the approval for the grant of a general mandate to the Board to repurchase H Shares of the Company from holders of Domestic Shares and holders of H Shares, respectively.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC

28 November 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310